UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.2 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 12 Pages

This Amendment No. 7 to Schedule 13D amends Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012, Amendment No. 3 to Schedule 13D originally filed on February 4, 2014, Amendment No. 4 to Schedule 13D originally filed on September 17, 2014, Amendment No. 5 to Schedule 13D originally filed on November 29, 2014 and Amendment No. 6 to Schedule 13D originally filed on April 7, 2016. This Amendment No. 7 amends and supplements Items 4, 5 and 6 of the Schedule 13D, as amended.

Item 4.   Purpose of Transaction

Item 4 is hereby supplemented as follows:

On July 11, 2019, Gilat Satellite Networks Ltd. (the "Company") filed a universal shelf registration statement on Form F-3 with the Securities and Exchange Commission ("SEC"). The shelf registration statement has been filed with the SEC but has not yet become effective. Upon being declared effective by the SEC, the shelf registration statement will allow the Company to sell, from time to time, up to $150 million of ordinary shares, warrants, debt securities and subscription rights, either separately or in units, in one or more offerings. The shelf registration statement also provides for the sale by certain Company shareholders of ordinary shares of the Company, including the ordinary shares beneficially owned by the Reporting Persons.

In connection with the filing of the shelf registration statement, the Reporting Persons agreed (i) to reimburse the Company for its pro rata portion of all expenses the Company incurs in connection with the registration and distribution of the securities registered in the shelf registration statement, and (ii) to indemnify and hold the Company harmless from and against any losses it or its directors, officers or related parties incur as a result of (A) any information included on behalf of the Reporting Persons in the prospectus and in any prospectus supplement included in the shelf registration statement being incorrect or misleading and (B) the Reporting Persons failing to deliver to the Company timely notice of any matter relating to the Reporting Persons, to enable the Company to timely file a prospectus supplement and/or to amend and/or supplement the prospectus and any prospectus supplement included in the shelf registration statement.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)    The Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 18,801,865 Shares, representing approximately 33.9% of the Company's Shares (based upon the 55,441,303 shares outstanding as of June 30, 2019 (pursuant to the Form F-3 filed by the Company on July 11, 2019).

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 is incorporated herein by reference.

Page 10 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2019

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

Page 11 of 12 Pages

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 12 of 12 Pages